Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Canaccord Adams Global Energy Conference December 1, 2009

FBR Capital Markets 2009 Fall Investor Conference December 1, 2009

Forward-Looking Statements 3 Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes' earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company's plans, market and other expectations, objectives, intentions and other statements that are not historical facts. The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes' and BJ Services' filings with the Securities and Exchange Commission (the "SEC"), which are available at the SEC's web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

Additional Information and Where to Find It 4 On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes' web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439- 8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services' web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239. Baker Hughes, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Baker Hughes' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. BJ Services, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from BJ Services' stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained or incorporated by reference in the joint proxy statement/prospectus filed with the SEC. Participants in the Solicitation

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 Transforming Baker Hughes (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 5 Technology Infrastructure People

(c) 2009 Baker Hughes Incorporated. All Rights Reserve d. (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 6 The Strategic Framework

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 7 The Strategic Framework Challenges Complexity Diversity Challenges Footprint Infrastructure Local Workforce

8 Improving Customer Intimacy (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

Regions and Geomarkets Calgary Houston Rio de Janeiro Paris London Dubai Kuala Lumpur Moscow Mexico City Bogota Caracas Buenos Aires Cape Town Lagos Luanda Beijing Aberdeen Perth Stavanger Cairo Tripoli Algiers Milan Almaty Jakarta Mumbai Dhahran

Organizational Structure


Chad Deaton
CEO
Russ Cancilla
VP, HSE & Security
Alan Crain
SVP & GC
Martin Craighead
SVP & COO
Peter Ragauss
SVP & CFO
Didier Charreton
VP, HR
Andy O'Donnell
President Western Hemisphere
Belgacem Chariag
President Eastern Hemisphere
Nathan Meehan
Reservoir Technology
Derek Mathieson
President Products & Technology
Clif Triplett
Information Technology
Region Presidents
Region Presidents
Product Line Presidents
Art Soucy
Supply Chain
Global Functions

Single Face to the Customer

Maintain control over execution

P&L ownership

Technology and Capability Leadership

Efficiently develop new products and services

R&D ownership

Operational Excellence

10 © 2009 Baker Hughes Incorporated. All Rights Reserved.

(c) 2009 Baker Hughes Incorporated. All Rights Reserve d. 11 Improving Customer Intimacy Baker Hughes Growth Infrastructure (c) 2009 Baker Hughes Incorporated. All Rights Reserved. Percent Nationals in Workforce 30% 40% 50% 60% 70% 80% 90% 100% Angola Saudi Arabia China Russia 2005 2009

Activity in the Western Hemisphere An extremely diverse and volatile market Rapidly changing markets in North America Significant changes in project complexity Market extremes in Latin America Our organization is aligned with opportunities (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 12

Market Segment Diversity NORTH AMERICA Conventional Oil shale Tight gas Shale gas Heavy oil Coalbed methane LATIN AMERICA Conventional Heavy oil Deepwater GULF of MEXICO Deepwater

Activity in the Eastern Hemisphere Dominated by National Oil Companies NOC activity driven by differing factors Longer-term projects Extremely diverse markets New Organization Structure Improves Market Delivery (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 14

(c) 2009 Baker Hughes Incorporated. All Rights Reserved. 15 Market Segment Diversity AFRICA Deepwater Unconsolidated Reservoirs Tight Gas HPHT ASIA PACIFIC Deepwater Unconventional Gas Unconsolidated Clastic Reservoirs RUSSIA - CASPIAN Highly Fractured Carbonates Unconventional Gas Thin-layered Tight Gas MIDDLE EAST Deepwater Deep Gas Tight Gas Heavy Oil Depleting Reservoirs EUROPE Declining Oil Production Deepwater (HPHT) Complex Arctic Development

16 Achieving Operational Effectiveness (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

17 No Stone Unturned Supply Chain IT Finance HR Manufacturing Technology HSE Legal (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 17

18 Optimizing the Product Portfolio (c) 2009 Baker Hughes Incorporated. All Rights Reserved.

(c) 2009 Baker Hughes Incorporated. All Rights Reserve d. Reservoir Technology and Consulting Group Fully integrated subsurface advisors Production technology and management Gas storage and CO2 sequestration Unconventional oil & gas production Deepwater development solutions Connecting Baker Hughes services for oil and gas wells Global service coverage 19 Jewel Suite Modeling Software Energy Consulting Reservoir Engineering Reserve Evaluation Geomechanics Wellbore stability Fracture Analysis Subsurface and Production Technology and Engineering Reservoir Simulation and Modeling Software

20 Gap Closure - BJ Services (c) 2009 Baker Hughes Incorporated. All Rights Reserved. 20

BJS Strengthens Our Integrated Operations National Oil Companies account for a growing share of E&P capital expenditures and are shifting towards the integrated project model that incorporates pressure pumping Baker Hughes adds to its critical mass of products, scale and international presence that are required of top-tier competitors for complex integrated projects We have partnered with BJ Services on many new integrated bids Acquiring BJ Services’ pressure pumping capabilities increases the competitiveness of Baker Hughes and creates efficiencies 21

Pressure Pumping is Key in Deepwater Projects Most deepwater projects call for fracturing, cementing and completion services Combined company has a large deepwater fracturing presence 10 stimulation vessels Ultra-deep GoM stimulation vessel to be delivered in late 2009 (Blue Dolphin) Offshore cementing business is a BJ Services strength Seahawk cementing units Strong cementing market share on new builds Deepwater Rigs1 1Source: Rigzone 22

Pressure Pumping Key to Frac-Intensive Shales Unconventional shales are the most significant opportunity in North America BJ Services is a leader in strategically crucial shale fracturing technology in the North American market Multi-zone completion technology (vertical integration) Experienced operating personnel, efficient capacity 23 23 Selected Shale Plays and BJS Operating Bases "Unconventional" technologies to tap shale ALL depend on pressure pumping

Formation Evaluation Synergies Baker Hughes can expand BJ Services reservoir analysis capabilities with dedicated measurements including FLEX/Rockview, FracExplorer, and RPM Gasview BJ Services extends the frac analysis capabilities of our Reservoir Technology and Consulting Group Measurement of gas in place in the Barnett Shale Real-time measurement of a hydraulic frac in progress

Exiting the Downturn A Stronger Company Improve Customer Intimacy Geographic organization People strategy - added key executives Achieve Operational Effectiveness Reducing the size of our workforce Efficiencies in shared services organizations Closed and consolidated facilities Supply chain Information technology Optimize the Product Portfolio Reservoir Technology and Consulting Group BHI / BJS merger 25

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